Shareholder Letter Q4’17 and Fiscal 2017 July 27, 2017

From the CEOs

Fellow shareholders,

Fiscal 2017 marks 15 years since we started Atlassian. Much of workplace technology has changed dramatically over that time, but some things remain the same: meaningful progress – in every company and every industry – requires teamwork, and teamwork is still hard. Despite their best intentions to increase cross-functional collaboration, teams still struggle to share and utilize knowledge and information, stalling projects and creating bottlenecks.

Our commitment to unleash the potential in every team helps millions of knowledge workers on hundreds of thousands of teams get the job done. One of our five company values is "open company, no bullsh*t," and the idea of *openness* infuses everything we do: the culture we've built, our commitment to transparency with our customers, and most importantly, the new approaches to teamwork our products are pioneering.

Atlassian products remove barriers within and between teams, giving them simpler ways to plan, collaborate, and deliver work. By making work visible across the company by default, it can be shared quickly and discovered easily. That openness breeds trust. And trust, in turn, breeds effective teams, who are not only loyal customers, but vocal champions of this new way of working.

It's clear our approach is working. Austrian Federal Railways, for example, coordinates the movement of 466 million passengers and 111 million tons of cargo per year with the help of our products. And micro-lender Kiva uses JIRA Software, Confluence, and HipChat to streamline teamwork as they connect over 1.5 million lenders with entrepreneurs in the world's most remote areas.



Reaching new heights (again) this quarter

Revenue for the quarter totaled $174.3 million, an increase of 37% year-over-year. For the year, revenue totaled $619.9 million, up 36% year-over-year. We also generated $183.3 million in free cash flow during fiscal 2017, up 92% year-over-year. Our model's emphasis on automation, customer service, simple and transparent pricing, and efficient land-and-expand paths result in a unique pairing of consistent top-line growth and strong free cash flow.

Atlassian Q4 FY2017 2

We added 4,206 net-new customers in the fourth quarter of fiscal 2017, and over 28,000 net-new customers over the course of fiscal 2017, bringing our total customer count to 89,237. The 100,000 customer mark is clearly in sight.

Fiscal 2017 was an active year for us on the M&A front. We kicked off the year with the acquisition of StatusPage, a status and incident communication platform. In February, we acquired Trello, a popular task management product. These were the two largest acquisitions in our history. Both complement our product portfolio, business model, and company culture, and have enhanced our ability to serve the collaboration needs of teams of all sizes. StatusPage fit seamlessly into the Atlassian family, and our integration of Trello is progressing well so far. We're excited to take these products to the next level of growth in fiscal 2018.

Of course, none of our achievements this year would have been possible without our amazing team of Atlassians. We now have 2,193 employees, up from 1,760 at the end of last year. We're grateful for their hard work, and their contribution to some fantastic achievements in fiscal 2017.

Infrastructure expansion for Cloud products

Atlassian's cloud infrastructure has gone global, starting with a new Amazon Web Services (AWS) hosting center in Ireland that will serve the European region. Over three quarters of our new customers choose the cloud, and approximately 40% of our revenue currently comes from Europe. Placing a data center closer to European customers ensures faster performance for our Cloud products and is an important investment in our future.

Thanks to the use of third-party cloud providers like AWS, we can add more regions quickly and plan to expand to other data centers around the globe.

$50k+ customers up ~46% Y/Y

Atlassian's Data Center products are the beating heart of operations for larger companies that simply cannot allow downtime - whether planned or unplanned. One such larger customer is highly admired healthcare company Cerner. Their service facilitates secure sharing of patient data between clinics. If their work stops, so does the work of doctors. Cerner was an early adopter of our Data Center family of products, which we introduced three years ago.

In addition to high availability, enterprises choose Data Center for added administrative controls, easy scaling, and superior performance when supporting thousands (or tens of thousands) of users. We rounded out our Data Center offerings this quarter with the release of HipChat Data Center and Crowd Data Center. Now, all our major server products are available in Data Center editions.

Atlassian Q4 FY2017 3

To simplify the adoption of the Data Center family for larger enterprises, in June, we introduced the Atlassian Stack: one instance of each of our Data Center products, plus our Premier Support service, bundled into a single license. Nearly half of our customers with 500+ users already use three or more of our products, and many are standardizing on the full Atlassian portfolio and upgrading to Data Center. The Atlassian Stack not only simplifies procurement but also has the potential to expand adoption of our products throughout the enterprise.

Consistent improvements to our products and services for enterprises have propelled our growth with larger customers. At the end of fiscal 2017, we had 1,817 customers spending $50,000 or more with us annually, compared with 1,245 customers at the end of fiscal 2016. Additionally, we had 75 customers with spend of $500,000 or more over the course of fiscal 2017, compared with 37 in fiscal 2016.



Rapid growth in the public sector

This quarter marked a breakthrough in our ability to work with public sector entities in the US: we are now General Services Administration (GSA) approved, thanks to a new partnership with Carahsoft. With this relationship, government entities are now able to purchase Atlassian products on Carahsoft's GSA Schedule and NASA's Solution for Enterprise-Wide Procurement (SEWP) contract.

Public sector organizations such as NASA's Jet Propulsion Lab (JPL), the U.S. Department of Defense, and CSIRO (Australia's national science agency) have long been fans of Atlassian. Our powerful, attractively-priced products are a great fit for government entities that are under constant pressure to deliver results as efficiently and as cost-effectively as possible.

Our public sector business is still a small portion of our overall revenue but it is growing quickly. Unit sales of Data Center products to government customers, for example, almost doubled in fiscal 2017, compared with fiscal 2016.

Atlassian Q4 FY2017 4

Investor & Financial Analyst session at Summit U.S. 2017 - Sept. 13 in San Jose

As we discussed last quarter, we traveled to Barcelona in May to hold our 10th AtlasCamp developer conference, combined with the first European edition of our Summit user conference. Both were terrific events and we were thrilled to spend time with hundreds of developers, customers, and partners.

Up next is our largest U.S. event of the year: Atlassian Summit U.S. 2017, in San Jose, CA. We'll be holding keynotes, breakout sessions, and a variety of customer and partner programs on September 13-14 at the San Jose Convention Center (SJCC). And please mark your calendars for our first Investor & Financial Analyst session, kicking off at 1pm PT on September 13, at the Hilton San Jose right next to the SJCC.

During the Investor & Financial Analyst session, we'll walk through our go-to-market model, technology platform, and financial model. The main keynote presentations at Summit will cover our broader company priorities, strategies, and other updates.

We look forward to seeing many of you at Summit, and to hearing your thoughts and questions.

CFO transition

Murray Demo, our CFO, will be leaving Atlassian on December 31, 2017 to focus on his corporate and non-profit board work. After serving on our board for four years, Murray joined as CFO in 2015 to help support our transition to a public company. The company will soon begin a search for a CFO to succeed him. We are both grateful for Murray's leadership and friendship over the many years.

Here's to the road ahead, and to unleashing the potential in every team.

Best Wishes,

Mike Cannon-Brookes and Scott Farquhar



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

Atlassian Q4 FY2017 5

Customer highlights



Jay Simons
President

Our customers represent diverse industries and geographies, from start-ups to blue chips, thanks to a highly automated sales model that allows us to target the Fortune 500,000.

We finished fiscal 2017 with 89,237 customers, thanks to the addition of 4,206 net-new customers this quarter. With the introduction of a per-user pricing model for our Cloud products that we describe in the *Financial highlights* section below, an increasing number of customers may qualify as an active customer per our definition. We expect to provide more details on this topic at our Investor & Financial Analyst session at Summit U.S. in September.



Customers
Period ended
45,460
48,622
51,636
54,262
57,431
60,950
65,673
68,837
85,031*
89,237
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Atlassian Q4 FY2017

6

Over three-quarters of our net-new customers in Q4'17 chose Cloud products. Overall, as of the end of fiscal 2017, more than 70% of our total customer base uses a Cloud product.

Some of the new customers we added during the quarter include retail clothing company Tillys, internet television service provider Sling, global advertising firm Leo Burnett, cloud-based payroll and benefits provider Gusto, fingerprint sensor and biometrics technology developer Goodix, and autonomous driving software systems maker Zenuity.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, we'd like to share a handful of the stories our customers share with us each quarter. These examples illustrate the breadth of applications and versatility of our products, as well as how we expand across teams, departments and customer organizations.

Nasdaq

Spreading from development to IT and business teams

A long-time customer, Nasdaq started using JIRA ten years ago when a handful of development teams took the initiative to modernize their development methods. Over time, more teams saw the benefits of JIRA, and its usage spread. Five years ago, due to the ease of Atlassian's integrations, engineering added Confluence for documentation, Bitbucket for their source code management, and HipChat for notifications and real-time communication. As usage spread enterprise-wide, Nasdaq migrated to Data Center for Confluence and Bitbucket.

For certain projects, when building a new product feature, development and operations now use HipChat to discuss requirements, document the requirements in Confluence and track the work in JIRA Software. HipChat's usage in particular has spread organically to other departments including IT and business teams.

Atlassian tools have increased visibility, communication, and collaboration between teams at Nasdaq, unlocking teamwork in new ways as a result of the transparency the tools have facilitated.
Today, Nasdaq has over 2,000 users on JIRA Software, Confluence, and HipChat, and over 500 users on Bitbucket.

Atlassian Q4 FY2017 7

HackerNest

Helping a small team with a big organization

HackerNest, a Canadian non-profit that unites local technology communities around the world through community events and socially beneficial hackathons, has over 65,000 members in 34 cities and 14 countries. With only 16 staff managing teams of organizers around the world, JIRA and Trello help HackerNest operate at an impressive global scale. As a result, the HackerNest community has been able to help tackle many of the world's issues using technology, from aiding patients with dementia to making the world's fisheries more sustainable.

"We've put our organization's trust in Atlassian," notes Shaharris Beh, the founder and CEO of HackerNest. "We use JIRA to help manage the development of our community platforms and Trello to put together our events. Atlassian enables so much change in the world by giving organizations like ours the tools to get s**t done."

HackerNest hackathons focus on creating sustainable, innovative products for the good of mankind. One example is Fishackathon, a 50-city hackathon in partnership with the U.S. Department of State that has the mission of making the world's fisheries more sustainable and equitable. HackerNest staff will be using Trello to help manage over 2,000 participants in events around the world at Fishackathon.

Online travel marketplace and hospitality service

Enhancing the employee experience with JIRA Service Desk

A leading online travel marketplace and hospitality service started as an Atlassian customer in 2010 with JIRA Software and added Confluence soon after. With the company experiencing incredibly rapid employee growth across the globe, it recently rolled out JIRA Service Desk to various organizations across the company to provide an exceptional experience for its employees.

The company's IT organization adopted JIRA Service Desk to provide better service to employees for service requests, incidents and access requests. Several other teams also added JIRA Service Desk to track requests and provide unparalleled service to employees: the security team to manage office visits and employee safety, the facilities team to support rapid employee growth and general office operations, and the HR team to track and update employee profiles and information within their human capital management system. The results since rolling out JIRA Service Desk have been fantastic, showing a significant decrease in response times to incident and service requests, as well as incredible employee satisfaction scores in response to the new system. This customer is now looking to scale JIRA Service Desk to additional business units across the company.

Atlassian Q4 FY2017 8

Financial highlights

Murray Demo
Chief Financial Officer

Fourth quarter and fiscal 2017 financial summary

(in thousands, except per share data)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
IFRS Results	**2017**	**2016**	**2017**	**2016**
Revenue	$174,331	$127,588	$619,936	$457,058
Gross profit	$137,526	$106,462	$500,775	$381,275
Gross margin	*78.9%*	*83.4%*	*80.8%*	*83.4%*
Operating loss	($32,256)	($11,390)	($63,086)	($5,880)
Operating margin	*(18.5%)*	*(8.9%)*	*(10.2%)*	*(1.3%)*
Net income (loss)	($20,708)	($4,702)	($42,504)	$4,373
Net income (loss) per share - diluted	($0.09)	($0.02)	($0.19)	$0.02
Non-IFRS Results				
Gross profit	$144,965	$109,977	$522,218	$394,051
Gross margin	*83.2%*	*86.2%*	*84.2%*	*86.2%*
Operating income	$24,349	$15,626	$104,218	$77,091
Operating margin	*14.0%*	*12.2%*	*16.8%*	*16.9%*
Net income	$21,620	$16,877	$84,936	$71,326
Net income per share - diluted	$0.09	$0.07	$0.36	$0.35
Free cash flow	$44,464	$17,601	$183,327	$95,329

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Fourth quarter 2017 results

Revenue

Total revenue for the fourth quarter of fiscal 2017 was $174.3 million, up 37% year-over-year. Our revenue for the quarter reflected strong performance across our Cloud and Data Center products.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our Cloud products. A small portion of this revenue also relates to sales of our Data Center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q4'17, subscription revenue was $72.5 million, up 66% year-over-year. The growth in subscription revenue reflects more of our customers choosing our Cloud products, as well as strong growth in our Data Center offerings during the quarter. Trello revenue, which is included in subscription revenue, achieved the target of approximately $3 million for Q4'17 that we communicated previously. This is the first quarter in company history where subscription revenue surpassed maintenance revenue as our largest revenue line. This underscores the transition that we're seeing as more customers move to the cloud and our largest customers choose our Data Center offerings.

Atlassian Q4 FY2017 9

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q4'17, maintenance revenue was $71.6 million, up 22% year-over-year.
- License revenue is related to fees earned from the sale of perpetual licenses for our server or behind-the-firewall products, and is recognized at the time of sale. For Q4'17, license revenue was $19.4 million, up 8% year-over-year. The growth rate in license revenue was lower this quarter as new customers chose our cloud offerings more than server offerings.
- Other revenue includes our portion of the fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace, and for training services. For Q4'17, other revenue was $10.8 million, up 49% year-over-year.


Revenue
USD in millions (Y/Y growth rate in %)
$118
40%
Q3'16
$128
39%
Q4'16
$137
34%
Q1'17
$149
36%
Q2'17
$160
36%
Q3'17
$174
37%
Q4'17


Revenue by type
USD in millions (Y/Y growth rate in %)
$118
11%
36%
71%
Q3'16
$128
17%
28%
68%
Q4'16
$137
13%
23%
64%
Q1'17
$149
16%
22%
66%
Q2'17
$160
19%
19%
64%
Q3'17
$174
8%
22%
66%
Q4'17
Subscription
Maintenance
Perpetual License
Other

Margins and operating expenses

IFRS gross margin for Q4'17 was 78.9%, compared with 83.4% for Q4'16. Non-IFRS gross margin for Q4'17 was 83.2%, compared with 86.2% for Q4'16. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our data centers to third-party cloud providers. In the fourth quarter, we increased our spend on cloud

Atlassian Q4 FY2017
10

infrastructure services and expanded the number of local language offerings for our products ahead of our first European Summit. Both of these contributed to a slightly lower gross margin.

On an IFRS basis, operating expenses were $169.8 million in Q4'17, up 44% from $117.9 million in Q4'16. On a non-IFRS basis, operating expenses were $120.6 million in Q4'17, up 28% from $94.4 million in Q4'16.

- Research & development expense on an IFRS basis was $90.7 million in Q4'17, compared with $60.8 million in Q4'16. Research & development expense on a non-IFRS basis was $66.1 million or 37.9% of revenue in Q4'17, compared with $48.3 million or 37.8% of revenue in Q4'16.
- Marketing & sales expense on an IFRS basis was $45.9 million in Q4'17, compared with $31.0 million in Q4'16. Marketing & sales expense on a non-IFRS basis was $30.4 million or 17.5% of revenue in Q4'17, compared with $27.6 million or 21.6% of revenue in Q4'16. Marketing and sales expense as a percent of revenue was higher this quarter, as compared to Q3'17, as we held our European Summit, and also ran various marketing and advertising programs during the quarter.
- General & administrative expense on an IFRS basis was $33.2 million in Q4'17, compared with $26.0 million in Q4'16. General & administrative expense on a non-IFRS basis was $24.1 million or 13.8% of revenue in Q4'17, compared with $18.5 million or 14.5% of revenue in Q4'16.

Total employee headcount was 2,193 at the end of Q4'17, an increase of 115 employees since the end of Q3'17. The increase was across all major organizations, with the largest portion being in R&D.

IFRS operating loss was $32.3 million for Q4'17, compared with IFRS operating loss of $11.4 million for Q4'16. Non-IFRS operating income was $24.3 million, or 14.0% of revenue for Q4'17, compared with $15.6 million or 12.2% of revenue for Q4'16.

Net income

IFRS net loss was $20.7 million, or ($0.09) per diluted share, for Q4'17 compared with IFRS net loss of $4.7 million, or ($0.02) per diluted share, for Q4'16. Non-IFRS net income was $21.6 million, or $0.09 per diluted share, for Q4'17 compared with $16.9 million, or $0.07 per diluted share, for Q4'16.

Balance sheet

Atlassian finished Q4'17 with $549.9 million in cash and cash equivalents and short-term investments.

Free cash flow

Free cash flow for Q4'17 was $44.5 million, comprised of cash flow from operations of $50.6 million, less capital expenditures of $6.1 million. Free cash flow margin for Q4'17, defined as free cash flow as a percentage of revenue, was 25.5%.

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11

Fiscal year 2017 results

Revenue

Total revenue for fiscal 2017 was $619.9 million, up 36% year-over-year.

Our revenue by line item for fiscal 2017 was as follows:

- Subscription revenue was $242.1 million, up 65% year-over-year.
- Maintenance revenue was $265.5 million, up 21% year-over-year.
- License revenue was $74.6 million, up 14% year-over-year.
- Other revenue was $37.7 million, up 45% year-over-year.

Margins and operating expenses

IFRS gross margin for fiscal 2017 was 80.8%, compared with 83.4% for fiscal 2016. Non-IFRS gross margin for fiscal 2017 was 84.2%, compared with 86.2% for fiscal 2016.

On an IFRS basis, operating expenses were $563.9 million in fiscal 2017, up 46% from $387.2 million in fiscal 2016. On a non-IFRS basis, operating expenses were $418.0 million in fiscal 2017, up 32% from $317.0 million in fiscal 2016.

- Research & development expense on an IFRS basis was $310.2 million in fiscal 2017, compared with $208.3 million in fiscal 2016. Research & development expense on a non-IFRS basis was $230.8 million or 37.2% of revenue in fiscal 2017, compared with $172.6 million or 37.8% of revenue in fiscal 2016.
- Marketing & sales expense on an IFRS basis was $134.9 million in fiscal 2017, compared with $93.4 million in fiscal 2016. Marketing & sales expense on a non-IFRS basis was $102.2 million or 16.5% of revenue in fiscal 2017, compared with $81.4 million or 17.8% of revenue in fiscal 2016.
- General & administrative expense on an IFRS basis was $118.8 million in fiscal 2017, compared with $85.5 million in fiscal 2016. General & administrative expense on a non-IFRS basis was $85.0 million or 13.7% of revenue in fiscal 2017, compared with $63.0 million or 13.8% of revenue in fiscal 2016.

IFRS operating loss was $63.1 million for fiscal 2017, compared with IFRS operating loss of $5.9 million for fiscal 2016. Non-IFRS operating income was $104.2 million, or 16.8% of revenue for fiscal 2017, compared with $77.1 million or 16.9% of revenue for fiscal 2016.

Net income

IFRS net loss was $42.5 million, or ($0.19) per diluted share, for fiscal 2017 compared with IFRS net income of $4.4 million, or $0.02 per diluted share, for fiscal 2016. Non-IFRS net income was $84.9 million, or $0.36 per diluted share, for fiscal 2017 compared with $71.3 million, or $0.35 per diluted share, for fiscal 2016.

Free cash flow

Free cash flow for fiscal 2017 was $183.3 million, comprised of cash flow from operations of $199.4 million, less capital expenditures of $16.1 million. Free cash flow margin for fiscal 2017, defined as free cash flow as a percentage of revenue, was 29.6%.

Atlassian Q4 FY2017 12

Financial targets for Q1'18 and full year fiscal 2018

	IFRS	
	Three Months Ending September 30, 2017	Fiscal Year Ending June 30, 2018
Revenue	$184 million to $186 million	$826 million to $834 million
Gross margin	80%	80%
Operating margin	(18%)	(16%) to (15%)
Net loss per share - diluted	($0.11)	($0.46) to ($0.44)
Weighted-avg. shares used in computing diluted IFRS net loss per share	228 million to 230 million	232 million to 234 million

	Non-IFRS	
	Three Months Ending September 30, 2017	Fiscal Year Ending June 30, 2018
Gross margin	84%	84%
Operating margin	17%	18% to 19%
Net income per share - diluted	$0.09	$0.42 to $0.44
Weighted-avg. shares used in computing diluted non-IFRS net income per share	242 million to 244 million	244 million to 246 million
Free cash flow	not provided	$230 million to $240 million*

*Reflects capital expenditures that are expected to be in the range of $25 million to $30 million.

Our revenue target for fiscal 2018 includes approximately $20 million of revenue contribution from Trello, and also assumes that the Cloud pricing changes we recently announced will contribute low single-digit points of annual revenue growth.

For our full year fiscal 2018 operating margin target of 18% to 19%, we expect our operating margin to relatively consistent across the first three quarters and higher in the fourth quarter.

For our free cash flow target, we expect capital expenditures to be higher in fiscal 2018 than fiscal 2017, due to investments in new leased facilities.

Our targets for IFRS and non-IFRS net income and net income per diluted share assume our IFRS and non-IFRS tax rates for fiscal 2018 will be higher than fiscal 2017. This is attributable to our expected mix of income and deductions across geographies in fiscal 2018. This mix will not impact our expected cash taxes for fiscal 2018.

Cloud product pricing changes

In late June we announced new pricing for the Cloud versions of JIRA Software, JIRA Service Desk, JIRA Core, Confluence and their related Cloud add-ons. We are moving to a per-user pricing model for monthly subscriptions and a more granular tiering model for annual subscriptions. These changes allow our customers to more precisely pay for the number of users they need, and also aligns our pricing structure with industry standards. These pricing changes become effective on July 31, 2017 and the financial impact of the changes is included in our fiscal 2018 revenue targets.

Atlassian Q4 FY2017 13

Atlassian Corporation Plc
Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2017	2016	2017	2016
Revenues:				
Subscription	$ 72,502	$ 43,590	$ 242,128	$ 146,659
Maintenance	71,648	58,808	265,521	218,848
Perpetual license	19,359	17,911	74,565	65,487
Other	10,822	7,279	37,722	26,064
Total revenues	174,331	127,588	619,936	457,058
Cost of revenues (1) (2)	36,805	21,126	119,161	75,783
Gross profit	137,526	106,462	500,775	381,275
Operating expenses:				
Research and development (1)	90,691	60,830	310,168	208,306
Marketing and sales (1) (2)	45,887	30,980	134,908	93,391
General and administrative (1)	33,204	26,042	118,785	85,458
Total operating expenses	169,782	117,852	563,861	387,155
Operating loss	(32,256)	(11,390)	(63,086)	(5,880)
Other non-operating income (expense), net	(536)	(342)	(1,342)	(1,072)
Finance income	1,048	1,244	4,851	2,116
Finance costs	(24)	(9)	(75)	(71)
Loss before income tax benefit	(31,768)	(10,497)	(59,652)	(4,907)
Income tax benefit	11,060	5,795	17,148	9,280
Net income (loss)	$ (20,708)	$ (4,702)	$ (42,504)	$ 4,373
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ (0.09)	$ (0.02)	$ (0.19)	$ 0.02
Diluted	$ (0.09)	$ (0.02)	$ (0.19)	$ 0.02
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	225,805	214,505	222,224	182,773
Diluted	225,805	214,505	222,224	193,481

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2017	2016	2017	2016
Cost of revenues	$ 2,159	$ 1,606	$ 6,856	$ 5,371
Research and development	24,598	12,542	79,384	35,735
Marketing and sales	5,455	3,385	17,395	11,945
General and administrative	9,125	7,553	33,813	22,429

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2017	2016	2017	2016
Cost of revenues	$ 5,280	$ 1,909	$ 14,587	$ 7,405
Marketing and sales	9,988	21	15,269	86

Atlassian Q4 FY2017

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Q4 FY2017 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) (unaudited) 15 June 30, 2017 June 30, 2016 Assets Current assets: Cash and cash equivalents $ 244,420 $ 259,709 Short-term investments 305,499 483,405 Trade receivables 26,807 15,233 Current tax receivables 12,445 6,013 Prepaid expenses and other current assets 23,317 14,178 Total current assets 612,488 778,538 Non-current assets: Property and equipment, net 41,173 58,762 Deferred tax assets 188,239 127,411 Goodwill 311,900 7,138 Intangible assets, net 120,789 13,577 Other non-current assets 9,269 5,547 Total non-current assets 671,370 212,435 Total assets $ 1,283,858 $ 990,973 Liabilities Current liabilities: Trade and other payables $ 73,192 $ 57,886 Current tax liabilities 2,207 286 Provisions 6,162 4,716 Deferred revenue 245,306 173,612 Total current liabilities 326,867 236,500 Non-current liabilities: Deferred tax liabilities 43,950 6,639 Provisions 3,333 2,170 Deferred revenue 10,691 7,456 Other non-current liabilities 4,969 6,545 Total non-current liabilities 62,943 22,810 Total liabilities $ 389,810 $ 259,310 Equity Share capital $ 22,726 $ 21,620 Share premium 450,959 441,734 Other capital reserves 437,346 244,335 Other components of equity 6,246 4,699 Retained earnings (accumulated deficit) (23,229) 19,275 Total equity $ 894,048 $ 731,663 Total liabilities and equity $ 1,283,858 $ 990,973

Q4 FY2017 Three Months Ended June 30, Fiscal Year Ended June 30, 2017 2016 2017 2016 Operating activities Loss before income tax $ (31,768) $ (10,497) $ (59,652) $ (4,907) Adjustments to reconcile loss before income tax to net cash provided by operating activities: Depreciation and amortization 23,766 6,342 61,546 21,926 Net loss (gain) on sale of investments and other assets 25 (33) (397) 165 Net unrealized foreign currency loss 92 160 93 152 Share-based payment expense 41,337 25,086 137,448 75,480 Interest income (1,048) (1,244) (4,851) (2,116) Changes in assets and liabilities: Trade receivables (295) (1,101) (10,208) (3,487) Prepaid expenses and other assets (2,788) (2,454) (5,647) (4,203) Trade and other payables, provisions and other non-current liabilities 1,639 5,647 10,947 11,622 Deferred revenue 23,252 14,979 72,604 44,503 Interest received 1,393 1,381 6,540 2,839 Income tax paid, net of refunds (5,008) (3,271) (9,042) (12,432) Net cash provided by operating activities 50,597 34,995 199,381 129,542 Investing activities Business combinations, net of cash acquired — — (381,090) — Purchases of property and equipment (5,208) (17,394) (15,129) (34,213) Purchases of intangible assets (925) — (925) — Proceeds from sale of other assets — — 342 — Purchases of investments (85,155) (133,639) (423,540) (569,067) Proceeds from maturities of investments 31,215 17,470 111,403 65,294 Proceeds from sales of investments 54,911 43,140 488,672 49,501 Increase in restricted cash (2) — (3,371) — Payment of deferred consideration — — (935) (1,025) Net cash used in investing activities (5,164) (90,423) (224,573) (489,510) Financing activities Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs — — — 431,447 Proceeds from exercise of share options 2,035 2,466 9,438 6,732 Employee payroll taxes paid related to net share settlement of equity awards — — — (5,395) Net cash provided by financing activities 2,035 2,466 9,438 432,784 Effect of exchange rate changes on cash and cash equivalents 70 (223) 465 (201) Net increase (decrease) in cash and cash equivalents 47,538 (53,185) (15,289) 72,615 Cash and cash equivalents at beginning of period 196,882 312,894 259,709 187,094 Cash and cash equivalents at end of period $ 244,420 $ 259,709 $ 244,420 $ 259,709 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 16

Atlassian Corporation Plc
Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Fiscal Year Ended June 30, 2017	Fiscal Year Ended June 30, 2016
Gross profit:				
IFRS gross profit	$ 137,526	$ 106,462	$ 500,775	$ 381,275
Plus: Share-based payment expense	2,159	1,606	6,856	5,371
Plus: Amortization of acquired intangible assets	5,280	1,909	14,587	7,405
Non-IFRS gross profit	$ 144,965	$ 109,977	$ 522,218	$ 394,051
Operating income:				
IFRS operating loss	$ (32,256)	$ (11,390)	$ (63,086)	$ (5,880)
Plus: Share-based payment expense	41,337	25,086	137,448	75,480
Plus: Amortization of acquired intangible assets	15,268	1,930	29,856	7,491
Non-IFRS operating income	$ 24,349	$ 15,626	$ 104,218	$ 77,091
Net income:				
IFRS net income (loss)	$ (20,708)	$ (4,702)	$ (42,504)	$ 4,373
Plus: Share-based payment expense	41,337	25,086	137,448	75,480
Plus: Amortization of acquired intangible assets	15,268	1,930	29,856	7,491
Less: Income tax effects and adjustments	(14,277)	(5,437)	(39,864)	(16,018)
Non-IFRS net income	$ 21,620	$ 16,877	$ 84,936	$ 71,326
Net income per share:				
IFRS net income (loss) per share - basic	$ (0.09)	$ (0.02)	$ (0.19)	$ 0.02
Plus: Share-based payment expense	0.18	0.12	0.62	0.42
Plus: Amortization of acquired intangible assets	0.07	0.01	0.13	0.04
Less: Income tax effects and adjustments	(0.06)	(0.03)	(0.18)	(0.09)
Non-IFRS net income per share - basic	$ 0.10	$ 0.08	$ 0.38	$ 0.39
IFRS net income (loss) per share - diluted	$ (0.09)	$ (0.02)	$ (0.19)	$ 0.02
Plus: Share-based payment expense	0.18	0.11	0.59	0.37
Plus: Amortization of acquired intangible assets	0.06	0.01	0.13	0.04
Less: Income tax effects and adjustments	(0.06)	(0.03)	(0.17)	(0.08)
Non-IFRS net income per share - diluted	$ 0.09	$ 0.07	$ 0.36	$ 0.35
Weighted-average diluted shares outstanding:				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	225,805	214,505	222,224	193,481
Dilution from share options and RSUs (1)	13,596	17,417	13,833	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	8,205
Weighted-average shares used in computing diluted non-IFRS net income per share	239,401	231,922	236,057	201,686
Free cash flow:				
IFRS net cash provided by operating activities	$ 50,597	$ 34,995	$ 199,381	$ 129,542
Less: Capital expenditures	(6,133)	(17,394)	(16,054)	(34,213)
Free cash flow	$ 44,464	$ 17,601	$ 183,327	$ 95,329

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended June 30, 2017 and 2016 and the fiscal year ended June 30, 2017 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Q4 FY2017

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Q4 FY2017 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 18 Three Months Ending September 30, 2017 Fiscal Year Ending June 30, 2018 Revenue $184 million to $186 million $826 million to $834 million IFRS gross margin 80% 80% Share-based payment expense 1 1 Amortization of acquired intangible assets 3 3 Non-IFRS gross margin 84% 84% IFRS operating margin (18%) (16%) to (15%) Share-based payment expense 27 27 Amortization of acquired intangible assets 8 7 Non-IFRS operating margin 17% 18% to 19% IFRS net loss per share - diluted ($0.11) ($0.46) to ($0.44) Share-based payment expense 0.21 0.95 Amortization of acquired intangible assets 0.06 0.23 Income tax effects and adjustments (0.07) (0.30) Non-IFRS net income per share - diluted $0.09 $0.42 to $0.44 Weighted-average shares used in computing diluted IFRS net income per share 228 million to 230 million 232 million to 234 million Dilution from share options and RSUs (1) 14 million 12 million Weighted-average shares used in computing diluted non-IFRS net income per share 242 million to 244 million 244 million to 246 million IFRS net cash provided by operations $255 million to $270 million Less: Capital expenditures (25 million) to (30 million) Free cash flow $230 million to $240 million (1) The eect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2017 and scal year ending June 30, 2018 because the eect would be anti-dilutive.

Q4 FY2017 Forward-looking statements This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, technology and other key strategic areas, and our nancial targets such as revenue, share count and IFRS and non-IFRS nancial measures including gross margin, operating margin, net income per diluted share and free cash ow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reect events or circumstances after the date of this shareholder letter or to reect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could dier materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could aect our nancial results is included in lings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https:// investors.atlassian.com. About non-IFRS nancial measures Our reported results and nancial targets include certain non-IFRS nancial measures, including non-IFRS gross prot, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash ow. Management believes that the use of these non- IFRS nancial measures provides consistency and comparability with our past nancial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP nancial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for nancial information presented in accordance with IFRS, and may be dierent from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS nancial measures reect adjustments based on the items below: • Non-IFRS gross prot. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets and related income tax eects on these items. • Free cash ow. Free cash ow is dened as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets. We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax eects on these items from certain of our non-IFRS nancial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be dicult to predict and varies from period to period and company to company due to diering valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS nancial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax eects on these items allow for more meaningful comparisons between our operating results from period to period. 19

We include the effect of our outstanding share options and RSUs in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our IPO. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

- As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
- For planning purposes, including the preparation of our annual operating budget;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our board of directors concerning our financial performance.

The tables in this shareholder letter titled "Reconciliation of IFRS to non-IFRS results" and "Reconciliation of IFRS to non-IFRS financial targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

About Atlassian

Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 89,000 large and small organizations — including Citigroup, eBay, CocaCola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including JIRA Software, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media Contact: Paul Loeffler, press@atlassian.com

Atlassian Q4 FY2017 20